THE TIREX CORPORATION

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                           Notice of Corporate Action
                  Pursuant to Delaware General Corporation Law

                                 Section 228(d)

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To:  The Shareholders of
     The Tirex Corporation (the "Company")

     In accordance with the Delaware General Corporation Law, Section 228(a), on January 31, 1998, the holders of record of approximately 52.7% of the issued and outstanding shares of common stock, $.001 par value, of the Company, in person or by proxy, by their consent in writing authorized, approved and adopted a resolution respecting the amendment of the Company's certificate of incorporation. Pursuant thereto, effective February 3, 1998, the certificate of incorporation of the Company was amended so as to change the amount of capital stock, which the Company is authorized to issue, from 70,000,000 shares of Common Stock, par value $.001 per share to 69,900,000 shares of Common Stock, par value $.001 per share and 100,000 shares of Open Stock, par value $.001 per share, and to invest in the Board of Directors the power to designate the Open Stock in one or more classes and/or series, with such rights and preferences as the Board of Directors shall determine.

     The foregoing amendment has no effect on any shares currently issued and outstanding and the amount and nature of your shareholdings in the Company have not been affected in any way.

                                                  THE TIREX CORPORATION

                                                  By /s/  Terence C. Byrne
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                                                     Terence C. Byrne, President

Dated: February 4, 1998